

Mail Stop 3030

June 17, 2016

<u>Via E-mail</u>
Cary Vance
President and Chief Executive Officer
Hansen Medical, Inc.
800 East Middlefield Road
Mountain View, California 94043

      Re: Hansen Medical, Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed May 26, 2016
             File No. 001-33151

Dear Mr. Vance:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                           Sincerely,

                                           /s/ Amanda Ravitz

                                         Amanda Ravitz
                                         Assistant Director
                                         Office of Electronics and Machinery

cc: Sharon Flanagan